November 20, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F. Street, N.E.

Washington, D.C. 20549

Re:	National Beverage Corp.
Form 10-K for the Fiscal Year Ended April 29, 2023
Filed June 28, 2023
File No. 001-14170

Dear Mr. Purcell and Ms. Dorin:

This letter is being provided on behalf of National Beverage Corp. (the “Company” or “we”) in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated November 9, 2023 regarding the Company’s Annual Report on Form 10-K for the fiscal year ended April 29, 2023 (the “2023 Form 10-K”).

The text of the Staff’s comments is included in bold and italics for your convenience. The Company’s response is set forth immediately below each comment.

10-K for the Fiscal Year Ended April 29, 2023

General

1.

We note your response to prior comment 1 that certain retailer customers have indicated that they have established goals for minimizing their greenhouse gas emissions impacts in their supply chain. You also disclose that your engineering staff's current estimates indicate that achievement of those customers' specific goals will not require a material increase in future capital expenditures or operating costs. Please provide support for your determination as to materiality.

Response:

As set forth in our November 3, 2023 letter, certain retail customers have established goals for minimizing their greenhouse gas emissions in their supply chains. Our response to these retail customers and our evaluation indicates achievement of these customer specific goals can be met primarily through the replacement of LP gas-powered forklifts with phased purchases of electric forklifts as well as the purchase of electricity from renewable energy sources through Renewable Energy Credits. Based on the current price difference between gas-powered and electric forklift models and the current cost of Renewable Energy Credits, our engineering staff estimates that our capital spending will increase approximately 1.5% (one and five-tenths percent) annually over recent levels and that cost of sales will increase approximately .1% (one-tenth of one percent). Accordingly, we do not believe these expenditures are material.

The Company will continue to monitor and evaluate whether achievement of those customers’ specific goals in the future will require a material increase in capital expenditures or operating costs, and will provide disclosures in our future filings, as appropriate.

We appreciate the Staff’s time and attention to these matters and hope that the foregoing is responsive to the Staff’s comments. Should you have further questions or comments, please feel free to contact the undersigned at (954) 581-0922.

Sincerely,

/s/ George R. Bracken

George R. Bracken

Executive Vice President

National Beverage Corp.

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